EXHIBIT 99.1

EDAP TMS SA Closes $11.5 Million Registered Direct Offering

Positions EDAP to Accelerate U.S. Sales and Marketing Expansion for HIFU

Strengthens Financial Resources to Grow Global Operations

LYON, France, April 14, 2016 (GLOBE NEWSWIRE) --  EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, announced the closing of its previously announced $11.5 million registered direct placement of 3,283,284 ordinary shares in the form of American Depositary Shares (“ADSs”) at a price of $3.50 per share, each with a warrant attached exercisable for one ordinary share in the form of ADSs.

H.C. Wainwright & Co. acted as the exclusive placement agent for the transaction.

EDAP intends to use a portion of the net proceeds to accelerate its HIFU commercial initiatives in the U.S., including the hiring of additional sales, marketing and support personnel and increased marketing programs targeting both physicians and patients. Additionally, the Company plans to invest in expanding its manufacturing capacity for both its Ablatherm® and Focal One® HIFU devices and fund certain early-stage development and regulatory projects aimed at expanding the use of its HIFU technology globally.

Marc Oczachowski, Chief Executive Officer of EDAP commented, “This additional capital provides us significant financial maneuverability and the resources necessary to directly target both physicians and patients in the U.S. following last year’s FDA clearance of Ablatherm Robotic HIFU. The importance of the Ablatherm commercialization efforts is magnified by the fact that we recently submitted a 510(k) application to the FDA for the clearance of our next-generation Focal One HIFU device. We believe that the U.S. market opportunity for HIFU is tremendous, and are taking steps to optimally position EDAP for near- and long-term success.”

About EDAP TMS SA
EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters’ range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Copies of the written prospectus can be obtained by contacting Blandine Confort, Investor Relations / Legal Affairs, EDAP TMS, at +33 4 72 15 31 72 or bconfort@edap-tms.com.

Forward-Looking Statements
In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission and in particular, in the sections “Cautionary Statement on Forward-Looking Information” and “Risk Factors” in the Company’s Annual Report on Form 20-F.

Contact:
Blandine Confort
Investor Relations / Legal Affairs
EDAP TMS SA
+33 4 72 15 31 72
bconfort@edap-tms.com

Investors:
Lee Roth
The Ruth Group
646-536-7012
lroth@theruthgroup.com